Exhibit 20

TAYCO DEVELOPMENTS, INC.
SHAREHOLDERS' NEWSLETTER, SPRING 2005

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYCO DEVELOPMENTS. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, AND PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHARE-HOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Tayco Developments' quarterly results were negatively affected by both a reduction in revenues and an equity loss from affiliate Taylor Devices which had a loss in the quarter. The reduced revenue is due partially to Tayco performing internal research on new products, and the reduced royalty due to Taylor Devices' shipment levels and product mix.

Results for the third quarter and nine months periods of F/Y 2005 are as follows:

THIRD QUARTER	F/Y 04-05	F/Y 03-04
REVENUES	$79,413	$137,059
NET INCOME	($2,171)	$36,586
EARNINGS PER SHARE	--	4¢

NINE MONTHS	F/Y 04-05	F/Y 03-04
REVENUES	$332,299	$443,165
NET INCOME	$49,978	$73,542
EARNINGS PER SHARE	5¢	7¢

SHARES OUTSTANDING	987,928	987,928

ITEM: TSUNAMI OF DECEMBER 26, 2004

The true death toll will never be known from the tsunami resulting from a magnitude 9.0 earthquake occurring underwater at a depth of 18.6 miles off the coast of Sumatra, Indonesia in late December. In addition to damage from the huge quake, a tsunami formed with peak wave heights of nearly 100 feet. The damage was extremely high in Indonesia, Sri Lanka, Thailand, and India, with the death toll currently at more than 280,000 people. Slippage of the earth's tectonic plate boundaries occurred over a length of more than 700 miles, with plate motion at the fault rupture of about 50 feet.

This catastrophe caused unprecedented interest in the shares of both Taylor Devices and Tayco Developments. The Companies were featured on numerous media outlets ranging from National Public Radio to CNN. Taylor Devices' stock closed in the $2.50/share range on December 23, but peaked at $7.50/share on December 30. Trading volume was an astounding 28 million shares on December 28, 2004. Tayco Developments' shares were less affected, rising from $1.90/share closing on December 23 to a peak of $3.00/share on December 29, 2004. Peak volume was more than 100,000 shares on December 27 and December 28, 2004.

Many of the countries effected by the quake had building codes far inferior to present-day U.S. standards. It is hoped that these nations will quickly elevate their codes to equal present U.S. requirements which are easily the most stringent in the world. If this occurs, both Taylor and Tayco expect an influx of new orders for seismic protection products and research into new applications for seismic damping devices.

In terms of overall magnitude, the earthquake itself was the fourth largest in the past 100 years. The tsunami from by this quake caused more casualties than any other tsunami in recorded history.

ITEM: EUROPEAN WARSHIP ANALYSIS CONTRACT

In our Winter 2004 Newsletter the Company announced the receipt of two additional funding blocks on this contract. The first of these has been successfully completed, and relates to determining optimal operating parameters for the springs and dampers used in the ship's shock isolation system. A voluminous report was written jointly by Tayco Developments and Taylor Devices and was recently delivered to the customer. Thus far, the comments received from the customer have been highly favorable. The only potential issue is the costing of production hardware. The proposed technology meets all requirements, but is relatively expensive by European standards. Tayco's concern is that if the entire program for the ship is over budget, then the customer could elect to reduce or even eliminate the shock requirements. If this occurs, then certain low-performance technologies, such as simple blocks of rubber, could be considered as acceptable. These, of course, would be less costly than Tayco's proposed solutions. This type of performance vs. cost "tradeoff" was popular within the U.S. Government in the period 1965-1975. However, poor performance of low-cost systems during the Vietnam War caused the design philosophy in the U.S. to move away from this type of performance reduction. Europe has had only limited experience with these issues. For example, the British had substantial difficulties with their ships during the Falkland Islands War (1982). A decade later, problems were found with some of the equipment fielded by our European allies during the Persian Gulf War (1991). Tayco's knowledge of current European design philosophy is such that the Company cannot be sure of which path will be taken by our customer.

The second funding block on the project is for design, manufacture, and testing of sub-scale prototype isolators. Much of this effort is being done by Taylor Devices using designs patented by Tayco for the hardware being provided.

ITEM: NAVY WARSHIP SEATING SYSTEM

Taylor Devices is in the process of completing the production contract for Tayco's seat isolators, back-fitting all available seats on the U.S. Navy Mk V Special Operations Boats. As this contract reaches completion, orders have been received for prototype seat isolators to be tested on two other types of U.S. Naval vessels during 2005. In addition, a development contract has been received from the U.S. Army to adapt Tayco's seating isolation system for use on certain vehicles subjected to severe shock inputs. This latter program is progressing at a fairly slow pace at this time with extensive computer analysis needing to be performed before prototype production can begin.

ITEM: U.S. ARMY GUNNERY SYSTEM

In last year's Spring Newsletter we discussed U.S. Army live fire tests performed on an improved recoil system for large gun systems. All testing on this program has now been successfully completed and Taylor Devices has received a contract to begin low rate production of the recoil absorber.

ITEM: NEW NAVAL GUN SYSTEM

Tayco has begun work on the analysis and isolator design for a new gun system being developed for U.S. Navy warships. The concept we are using is the patented "Hexapod" arrangement of tension-compression isolators used worldwide for shipboard navigation systems. This is a relatively slow moving project that is not expected to see production for several years. Nevertheless, Tayco's analytical work will transpire in the years prior to production.

ITEM: ISOLATORS COMPLETED FOR SPACE SHUTTLE PAYLOAD BAY

Testing has been completed on Tayco's patented isolators being used to provide isolated cargo platforms within the Space Shuttle's payload bay. Isolators are now being delivered by Taylor Devices to support both the Space Shuttle and the International Space Station Programs.

By:	/s/Douglas P. Taylor
Douglas P. Taylor
President